Exhibit 99.1

ENERGY TRANSFER PARTNERS GP, L.P. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

(Dollars in thousands)

February 28, 2007
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$76,111
Marketable securities	4,026
Accounts receivable, net of allowance for doubtful accounts	717,957
Inventories	194,690
Deposits paid to vendors	32,970
Exchanges receivable	38,185
Price risk management assets	14,810
Prepaid expenses and other	38,198

Total current assets	1,116,947

PROPERTY, PLANT AND EQUIPMENT, net	5,097,496
GOODWILL	751,992
INTANGIBLES AND OTHER LONG-TERM ASSETS, net	359,760

Total assets	$7,326,195

LIABILITIES AND PARTNERS’ CAPITAL

CURRENT LIABILITIES:
Accounts payable	$533,493
Exchanges payable	38,526
Customer advances and deposits	47,101
Accrued and other current liabilities	250,989
Price risk management liabilities	19,505
Current maturities of long-term debt	40,587

Total current liabilities	930,201

LONG-TERM DEBT, less current maturities	3,188,125
DEFERRED INCOME TAXES	104,489
OTHER NON-CURRENT LIABILITIES	21,289
MINORITY INTERESTS	2,950,509

COMMITMENTS AND CONTINGENCIES

7,194,613

PARTNERS’ CAPITAL:
General partner	13
Limited partners:
Class A Limited Partner interests	68,003
Class B Limited Partner interests	63,256
Accumulated other comprehensive income	310

Total partners’ capital	131,582

Total liabilities and partners’ capital	$7,326,195

The accompanying notes are an integral part of this unaudited condensed consolidated balance sheet.

ENERGY TRANSFER PARTNERS GP, L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

FEBRUARY 28, 2007

(Dollars in thousands)

1.	OPERATIONS AND ORGANIZATION:

Energy Transfer Partners GP, L.P. (“ETP GP” or “the Partnership”) was formed in August 2000 as a Delaware limited partnership. ETP GP is the General Partner of Energy Transfer Partners, L.P. (“ETP”) and owns the 2% general partner interest of ETP. ETP GP is owned 99.99% by its limited partners, and 0.01% by its general partner, Energy Transfer Partners, L.L.C. (“ETP LLC”).

Energy Transfer Equity, L.P. (“ETE”) is the 100% owner of ETP LLC and also owns 100% of our Class A and Class B Limited Partner interests. For more information on our Class A and Class B Limited Partner interests, see Note 6.

Balance Sheet Presentation

This unaudited interim condensed consolidated balance sheet and notes thereto of ETP GP and subsidiaries as of February 28, 2007, has been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP) for interim consolidated financial information. Accordingly, this financial statement does not include all the information and footnotes required by GAAP for complete consolidated financial statements. However, management believes that the disclosures made are adequate to make the information not misleading.

In the opinion of management, all adjustments (all of which are normal and recurring) have been made that are necessary to fairly state the consolidated financial position of Energy Transfer Partners GP, L.P. and subsidiaries as of February 28, 2007. The unaudited interim condensed consolidated balance sheet should be read in conjunction with the consolidated balance sheet and notes thereto of Energy Transfer Partners GP, L.P. and subsidiaries presented as exhibit 99.1 to the Energy Transfer Partners, L.P. Annual Report on Form 10-K for the fiscal year ended August 31, 2006, as filed with the Securities and Exchange Commission on November 13, 2006.

We consolidate all majority-owned and controlled subsidiaries, including ETP and its subsidiaries, La Grange Acquisition, L.P., which conducts business under the assumed name of Energy Transfer Company (“ETC OLP”), Heritage Operating, L.P. (referenced herein as “HOLP”), Heritage Holdings, Inc. (“HHI”), Titan Energy Partners, L.P. (“Titan”) and Energy Transfer Interstate Holdings, LLC (“ET Interstate”), the parent company of Transwestern Pipeline Company, LLC (“Transwestern”), collectively, the “Operating Partnerships”. We recognize a minority interest liability and minority interest expense for all partially-owned consolidated subsidiaries. All significant intercompany transactions and accounts are eliminated in consolidation.

We also own varying undivided interests in certain pipelines. Ownership of these pipelines has been structured as an ownership of an undivided interest in assets, not as an ownership interest in a partnership, limited liability company, joint venture or other forms of entities. Each owner controls marketing and invoices separately, and each owner is responsible for any loss, damage or injury that may occur to their own customers. As a result, we apply proportionate consolidation for our interests in these entities.

Business Operations

The Partnership’s business operations are conducted only through ETP’s wholly-owned subsidiary Operating Partnerships. In order to simplify the obligations of ETP under the laws of several jurisdictions in which we conduct business, our activities are conducted through four subsidiary operating partnerships, ETC OLP, a Texas limited partnership engaged in midstream and intrastate transportation and storage natural gas operations, Transwestern, a Delaware limited liability company engaged in interstate transportation of natural gas, HOLP, a Delaware limited partnership engaged in retail and wholesale propane operations, and Titan, a Delaware limited partnership engaged in retail propane operations. The Partnership, the Operating Partnerships, and their other subsidiaries are collectively referred to in this report as “we”, “us”, “our”, “ETP GP”, “Energy Transfer Partners GP, L.P.” or the “Partnership.”

2.	ESTIMATES, SIGNIFICANT ACCOUNTING POLICIES AND BALANCE SHEET DETAIL:

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the balance sheet date.

The natural gas industry conducts its business by processing actual transactions at the end of the month following the month of delivery. Consequently, the most current month’s financial results for the midstream and transportation and storage operations are estimated using volume estimates and market prices. Any differences between estimated results and actual results are recognized in the following month’s financial statements. Management believes that the assets and liabilities as of February 28, 2007 represent the actual results in all material respects.

Some of the other more significant estimates made by management include, but are not limited to, the timing of certain forecasted transactions that are hedged, allowances for doubtful accounts, the fair value of derivative instruments, useful lives for depreciation and amortization, purchase accounting allocations and subsequent realizability of intangible assets, deferred taxes, environmental reserves and general business and medical self-insurance reserves. Actual results could differ from those estimates.

Significant Accounting Policies

As a result of the acquisition of Transwestern on December 1, 2006, we have the following significant accounting policies in addition to the significant accounting policies described in the balance sheet of ETP GP included in ETP’s Form 10-K for the year ended August 31, 2006:

Property, Plant and Equipment—An accrual of allowance for funds used during construction (AFUDC) is a utility accounting practice calculated under guidelines prescribed by the FERC and capitalized as part of the cost of utility plant. It represents the cost of servicing the capital invested in construction work-in-progress.

System Gas—Transwestern accounts for system balancing gas using the fixed asset accounting model established under FERC Order No. 581. Under this approach, system gas volumes are classified as fixed assets and valued at historical cost. Encroachments upon system gas are valued at current market prices. Transwestern may sell system gas in excess of its system operational requirements.

Employee Benefits—Transwestern has entered into a VEBA trust (the “VEBA Trust”) agreement with Bank One Trust Company as a trustee. The VEBA Trust has established or adopted plans to provide certain post-retirement life, sick, accident and other benefits. The VEBA Trust is a voluntary employees’ beneficiary association under Section 501(c)(9) of the Tax Code, which provides benefits to employees of Transwestern. Transwestern’s plan is in an overfunded position as of February 28, 2007. As the plans are supported through rates charged to customers, under FASB Statement No. 71, Accounting for Effects of Certain Types of Regulation (“SFAS 71”), to the extent Transwestern has collected amounts in excess of what is required to fund the plan, Transwestern has an obligation to refund the excess amounts to customers through rates. As such, Transwestern has recorded the overfunded position of $830 within other long-term assets and a corresponding regulatory liability of $830.

Transwestern accounts for its other post employment benefits (“OPEB”) liability on an actuarial basis, recording its health and life benefit costs over the active service period of employees to the date of full eligibility for the benefits.

Regulatory Assets and Liabilities—Transwestern is subject to regulation by certain state and federal authorities, is part of our interstate transportation segment and has accounting policies that conform to

SFAS 71, which is in accordance with the accounting requirements and ratemaking practices of the regulatory authorities. The application of these accounting policies allows us to defer expenses and revenues on the balance sheet as regulatory assets and liabilities when it is probable that those expenses and revenues will be allowed in the ratemaking process in a period different from the period in which they would have been reflected in the consolidated statement of operations by an unregulated company. These deferred assets and liabilities will be reported in results of operations in the period in which the same amounts are included in rates and recovered from or refunded to customers. Management’s assessment of the probability of recovery or pass through of regulatory assets and liabilities will require judgment and interpretation of laws and regulatory commission orders. If, for any reason, we cease to meet the criteria for application of regulatory accounting treatment for all or part of our operations, the regulatory assets and liabilities related to those portions ceasing to meet such criteria would be eliminated from the condensed consolidated balance sheet for the period in which the discontinuance of regulatory accounting treatment occurs.

New Accounting Standards

FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109, (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109. FIN 48 also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The new FASB standard also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The evaluation of a tax position in accordance with FIN 48 is a two-step process. The first step is a recognition process whereby the enterprise determines whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, the enterprise should presume that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information. The second step is a measurement process whereby a tax position that meets the more-likely-than-not recognition threshold is calculated to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006. Earlier application is permitted as long as the enterprise has not yet issued financial statements, including interim financial statements, in the period of adoption. The provisions of FIN 48 are to be applied to all tax positions upon initial adoption of this standard. Only tax positions that meet the more-likely-than-not recognition threshold at the effective date may be recognized or continue to be recognized upon adoption of FIN 48. The cumulative effect of applying the provisions of FIN 48 should be reported as an adjustment to the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) for that fiscal year. In February 2007 the SEC clarified that if a registrant changes how it classifies interest and penalties upon adoption of FIN 48, it should not reclassify amounts in prior periods. However, the registrant should disclose its prior classification policy. We are currently evaluating FIN 48 and have not yet determined the impact of such on our financial statements. We plan to adopt this statement on September 1, 2007.

FASB Staff Position No. EITF 00-19-2, Accounting for Registration Payment Arrangements (“FSP 00-19-2”). FSP 00-19-2, issued in December 2006, provides guidance related to the accounting for registration payment arrangements. FSP 00-19-2 specifies that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement, whether issued as a separate arrangement or included as a provision of a financial instrument or arrangement, should be separately recognized and measured in accordance with FASB No. 5, Accounting for Contingencies (SFAS No. 5). FSP 00-19-2 requires that if the transfer of consideration under a registration payment arrangement is probable and can be reasonably estimated at inception, the contingent liability under such arrangement shall be included in the allocation of proceeds from the related financing transaction using the measurement guidance in SFAS No. 5. FSP 00-19-2 applies immediately to any registration payment arrangement entered into subsequent to the issuance of the Staff Position. For such arrangements issued prior to the issuance of FSP-00-19-2, the guidance is effective for financial statements issued for fiscal years beginning after December 15, 2006 and interim periods within those fiscal years. We are currently evaluating FSP 00-19-2 and have not yet determined the impact of such on our financial statements. We plan to adopt this Staff Position beginning September 1, 2007.

SFAS No. 154, Accounting Changes and Error Correction – A Replacement of APB Opinion No. 20 and FASB Statement No. 3 (“SFAS 154”). In May 2005, the FASB issued SFAS 154 which requires that the direct effect of voluntary changes in accounting principle be applied retrospectively with all prior period financial statements presented on the new accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. Indirect effects of a change should be recognized in the period of the change. SFAS 154 is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. Management adopted the provisions of SFAS 154 September 1, 2006, as required. The impact of SFAS 154 will depend on the nature and extent of any voluntary accounting changes and correction of errors that occur in the future.

SFAS No. 155, Accounting for Certain Hybrid Financial Instruments – An Amendment of FASB Statements No. 133 and 140 (“SFAS 155”). SFAS 155 is effective for all financial instruments acquired, issued, or subject to a remeasurement (new basis) event occurring after the beginning of an entity’s first fiscal year that begins after September 15, 2006. Early application is permitted only if: (a) it occurs at the beginning of an entity’s fiscal year and (b) the entity has not yet issued any interim or annual financial statements for that fiscal year. We intend to adopt this statement when required at the start of fiscal year beginning September 1, 2007. The adoption of this statement is not expected to have a significant impact on us.

SFAS No. 157, Fair Value Measurement, (“SFAS 157”). This new standard provides guidance for using fair value to measure assets and liabilities. The FASB believes the standard also responds to investors’ requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value but does not expand the use of fair value in any new circumstances. The standard clarifies that for items that are not actively traded, such as certain kinds of derivatives, fair value should reflect the price in a transaction with a market participant, including an adjustment for risk, not just the company’s mark-to-model value. SFAS 157 also requires expanded disclosure of the effect on earnings for items measured using unobservable data. Under SFAS 157, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. In this standard, the FASB clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, SFAS 157 establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data, for example, the reporting entity’s own data. Under the standard, fair value measurements would be separately disclosed by level within the fair value hierarchy. The provisions of SFAS 157 are effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including any financial statements for an interim period within that fiscal year. We are currently evaluating this statement and have not yet determined the impact of such on our financial statements. We plan to adopt this statement when required at the start of our fiscal year beginning September 1, 2008.

SFAS Statement No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – An Amendment of SFAS Statements No. 87, 88, 106 and 132(R), (“SFAS 158”). Issued in September 2006, this statement requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multi-employer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. SFAS 158 also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. We adopted the recognition and disclosure provisions of SFAS 158 on December 1, 2006 in connection with our acquisition of Transwestern, the effect of which was not material. The measurement provisions of the statement are effective for fiscal years ending after December 15, 2008. Management does not believe the adoption of the measurement provisions of this statement will have a material impact on our financial statements.

SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115, (“SFAS 159”). This new standard permits an entity to choose to measure many financial instruments and certain other items at fair value. Most of the provisions in SFAS 159 are elective; however, the amendment applies to all entities with available-for-sale and trading securities. The fair value option established by SFAS 159 permits all entities to choose to measure eligible items at fair value at specified election dates. A business entity will report unrealized gains and losses on items for which the fair value option has been elected in earnings (or another performance indicator if the business entity does not report earnings) at each subsequent reporting date. The fair value option: (a) may be applied instrument by instrument, with a few exceptions, such as investments otherwise accounted for by the equity method; (b) is irrevocable (unless a new election date occurs); and (c) is applied only to entire instruments and not to portions of instruments. SFAS 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of the previous fiscal year provided that the entity makes the choice in the first 120 days of that fiscal year and also elects to apply the provisions of FASB Statement No. 157, Fair Value Measurements (discussed above). We are currently evaluating this statement and have not yet determined the impact of such on our financial statements. We plan to adopt this statement when required at the start of our fiscal year beginning September 1, 2008.

EITF Issue No. 06-3, How Taxes Collected from Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement (That Is, Gross Versus Net Presentation) (“EITF 06-3”). This accounting guidance requires companies to disclose their policy regarding the presentation of tax receipts on the face of their income statements. The scope of this guidance includes any tax assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer and may include, but is not limited to, sales, use, value added, and some excise taxes (gross receipts taxes are excluded). This guidance is effective for interim and annual reporting periods beginning after December 15, 2006 with earlier application permitted. As a matter of policy, we report such taxes on a net basis. We will adopt this EITF during our 2007 fiscal quarter ending May 31, 2007.

SEC Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (“SAB 108”). In September 2006, the Securities and Exchange Commission (SEC) provided guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 establishes a dual approach that requires quantification of financial statement errors based on the effects of the error on each of the company’s financial statements and the related financial statement disclosures. SAB 108 is effective for fiscal years ending after November 15, 2006. We are presently reviewing the impact of the adoption of SAB 108. However, we do not expect such adoption to have a material impact on our consolidated financial statements. We expect to adopt SAB 108 by August 31, 2007.

Cash and Cash Equivalents

Cash and cash equivalents include all cash on hand, demand deposits, and investments with original maturities of three months or less. We consider cash equivalents to include short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

We place our cash deposits and temporary cash investments with high credit quality financial institutions. At times, such balances may be in excess of the Federal Deposit Insurance Corporation (“FDIC”) insurance limit.

Accounts Receivable

ETC OLP’s intrastate midstream and transportation and storage operations deal with counterparties that are typically either investment grade or are otherwise secured with a letter of credit or other forms of security (corporate guaranty prepayment or master set off agreement). ETP’s management reviews midstream and transportation and storage accounts receivable balances bi-weekly. Credit limits are assigned and monitored for all counterparties of the midstream and transportation and storage operations.

Transwestern has a concentration of customers in the electric and gas utility industries. This concentration of customers may impact Transwestern’s overall exposure to credit risk, either positively or negatively, in that the customers may be similarly affected by changes in economic or other conditions. From time to time, specifically identified customers having perceived credit risk are required to provide prepayments or other forms of collateral to Transwestern. Transwestern sought additional assurances from customers due to credit concerns, and held aggregate prepayments of $598 at February 28, 2007, which are recorded in customer advances and deposits in the condensed consolidated balance sheet. Transwestern’s management believes that the portfolio of receivables, which includes regulated electric utilities, regulated local distribution companies and municipalities, is subject to minimal credit risk. Transwestern establishes an allowance for doubtful accounts on trade receivables based on the expected ultimate recovery of these receivables. Transwestern considers many factors including historical customer collection experience, general and specific economic trends and known specific issues related to individual customers, sectors and transactions that might impact collectibility.

HOLP and Titan grant credit to their customers for the purchase of propane and propane-related products. Included in accounts receivable are trade accounts receivable arising from HOLP’s retail and wholesale propane and Titan’s retail propane operations and receivables arising from liquids marketing activities. Accounts receivable for retail and wholesale propane operations are recorded as amounts are billed to customers less an allowance for doubtful accounts. The allowance for doubtful accounts for the retail and wholesale propane operations is based on management’s assessment of the realizability of customer accounts, based on the overall creditworthiness of our customers and any specific disputes.

ETC OLP enters into netting arrangements with counterparties of derivative contracts to mitigate credit risk. Transactions are confirmed with the counterparty and the net amount is settled when due. Amounts outstanding under these netting arrangements are presented on a net basis in the unaudited condensed consolidated balance sheet.

Accounts receivable consisted of the following at February 28, 2007:

Accounts receivable—midstream and transportation and storage	$532,059
Accounts receivable—propane	190,027
Less – allowance for doubtful accounts	(4,129)

Total, net	$717,957

Inventories

ETC OLP’s inventories consist principally of natural gas held in storage valued at the lower of cost or market utilizing the weighted-average cost method. Propane inventories are valued at the lower of cost or market utilizing the weighted-average cost of propane delivered to the customer service locations, including storage fees and inbound freight costs. The cost of appliances, parts and fittings is determined by the first-in, first-out method. Inventories consisted of the following at February 28, 2007:

Natural gas, propane and other NGLs	$178,024
Appliances, parts and fittings and other	16,666

Total inventories	$194,690

Property, Plant and Equipment

Property, plant and equipment is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated economic or FERC mandated lives of the assets. Expenditures for maintenance and repairs that do not add capacity or extend the useful life are expensed as incurred. Expenditures to refurbish assets that either extend the useful lives of the asset or prevent environmental contamination are capitalized and depreciated over the remaining useful life of the asset. Additionally, we capitalize certain costs directly related to the installation of company-owned propane tanks and construction of pipelines and other assets, including internal labor costs, interest and engineering costs. Upon disposition or retirement of pipeline components or natural gas plant components, any gain or loss is recorded to accumulated depreciation.

We review long-lived assets for impairment at least annually and whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If such a review should indicate that the carrying amount of long-lived assets is not recoverable, we reduce the carrying amount of such assets to fair value.

Components and useful lives of property, plant and equipment were as follows:

February 28, 2007
Land and improvements	$67,450
Buildings and improvements (10 to 30 years)	104,927
Pipelines and equipment (10 to 65 years)	2,781,758
Natural gas storage (40 years)	91,282
Bulk storage, equipment and facilities (3 to 30 years)	455,272
Tanks and other equipment (5 to 30 years)	504,726
Vehicles (5 to 10 years)	136,991
Right-of-way (20 to 65 years)	180,471
Furniture and fixtures (3 to 10 years)	19,414
Linepack	38,994
Pad Gas	55,482
Other (5 to 10 years)	85,282

4,522,049
Less – Accumulated depreciation	(316,009)

4,206,040
Plus – Construction work-in-process	891,456

Property, plant and equipment, net	$5,097,496

Goodwill

Goodwill is associated with acquisitions made by our Operating Partnerships. Goodwill is tested for impairment annually at August 31, in accordance with Statement of Accounting Standards No. 142, Goodwill and Other Intangible Assets, (“SFAS 142”).

The changes in the carrying amount of goodwill for the period ended February 28, 2007 were as follows:

Total
Balance as of August 31, 2006	$633,998
Goodwill acquired during the period (including purchase price adjustments)	117,994

Balance as of February 28, 2007	$751,992

The purchase price allocations for the Transwestern and other fiscal 2007 acquisitions (see Note 3) and our Titan acquisition in fiscal 2006 are preliminary. The final assessment of value and allocations for the fiscal 2007 acquisitions are expected to be completed by the first quarter of fiscal year 2008. We expect to complete the Titan purchase price allocation in our third quarter of fiscal 2007. There is no guarantee that the amounts allocated to goodwill will not change.

Intangibles and Other Assets

Intangibles and other long-term assets are stated at cost net of amortization computed on the straight-line method. We eliminate from our balance sheet the gross carrying amount and the related accumulated amortization for any fully amortized intangibles in the year they are fully amortized. Components and useful lives of intangibles and other long-term assets were as follows:

	February 28, 2007
	Gross Carrying Amount	Accumulated Amortization
Amortizable intangible assets:
Noncompete agreements (5 to 15 years)	$31,609	$(15,255)
Customer lists (3 to 15 years)	129,161	(16,206)
Contract rights (6 to 15 years)	23,015	(226)
Financing costs (3 to 15 years)	40,302	(6,372)
Other (10 years)	2,677	(745)

Total amortizable intangible assets	226,764	(38,804)
Non-amortizable—Trademarks	64,642	—

Total intangible assets	291,406	(38,804)

Other long-term assets:
Regulatory assets	61,650	—
Investment in equity affiliates	12,651	—
Long-term price risk management assets	1,726	—
Other	31,131	—

Total intangibles and other assets	$398,564	$(38,804)

Prior to February 28, 2007, ETP owned a 50% ownership interest in Mid-Texas Pipeline Company (“Mid-Texas”), a Texas general partnership, which owns approximately 139 miles of transportation pipeline that connects various receipt points in south Texas to delivery points at the Katy hub. Effective February 28, 2007 the partnership was dissolved and each partner was assigned its 50% undivided interest in the pipeline. As a result of the dissolution and now owning an undivided interest, we control the marketing and bear the risk of ownership. As a result, we ceased the use of equity accounting at February 28, 2007 and will apply proportionate consolidation prospectively for our interest in the Mid-Texas pipeline. This represents a non-cash transaction.

We review amortizable intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable in accordance with Statement of Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS 144”). If such a review should indicate that the carrying amount of amortizable intangible assets is not recoverable, we reduce the carrying amount of such assets to fair value. We review non-amortizable intangible assets for impairment annually at August 31, or more frequently if circumstances dictate, in accordance with SFAS 144.

Accrued and Other Current Liabilities

Accrued and other current liabilities consist of the following:

February 28, 2007
Capital expenditures	$53,068
Employee wages and benefits	43,549
Operating expenses	12,013
Interest payable	23,242
Due to affiliates	23,349
Other accrued expenses	95,768

Total accrued and other current liabilities	$250,989

3.	SIGNIFICANT ACQUISITIONS:

In September 2006 we acquired two small gathering systems in east and north Texas for an aggregate purchase price of $30,589 in cash. The purchase and sale agreement for the gathering system in north Texas also has a contingent payment not to exceed $25,000 to be determined eighteen months from the closing date. We will record the required adjustment to the purchase price allocation when the amount of actual contingent consideration is determinable beyond a reasonable doubt. These systems provide us with additional capacity in the Barnett Shale and in the Travis Peak area of east Texas and are included in our midstream operations. The cash paid for these acquisitions was financed primarily from advances under the ETP Revolving Credit Facility.

On November 1, 2006, pursuant to agreements entered into with GE Energy Financial Services (“GE”) and Southern Union Company (“Southern Union”), ETP acquired the member interests in CCE Holdings, LLC (“CCEH”) from GE and certain other investors for $1,000,000. ETP financed a portion of the CCEH purchase price with the proceeds from issuance of 26,086,957 of its Class G Units to ETE simultaneous with the closing on November 1, 2006. The member interests acquired represented a 50% ownership in CCEH. On December 1, 2006, in a second and related transaction, CCEH redeemed ETP’s 50% interest ownership in CCEH in exchange for 100% ownership of Transwestern which owns the Transwestern Pipeline, a 2,400 mile interstate natural gas pipeline. Following the final step, Transwestern became a new operating subsidiary and separate segment of ETP.

ETP’s total acquisition cost for Transwestern, net of cash acquired, was as follows:

Basis of investment in CCEH at November 30, 2006	$956,348
Distributions received on December 1, 2006	(6,217)
Fair value of short and long-term debt assumed	532,377
Other assumed long-term indebtedness	10,097
Current liabilities assumed	40,194
Cash acquired	(7,777)
Acquisition costs incurred	11,753

Total	$1,536,775

In December 2006 we purchased a gathering system in north Texas for $32,000. The purchase and sale agreement for the gathering system in north Texas also has a contingent payment not to exceed $21,000 to be determined two years after the closing date. We will record the required adjustment to the purchase price allocation when the amount of the actual contingent consideration is determinable beyond a reasonable doubt. The gathering system consists of approximately 36 miles of pipeline and has an estimated capacity of 70 MMcf/d. We expect the gathering system will allow us to continue expanding in the Barnett Shale area of north Texas.

In January 2007 we purchased a gathering system in New Mexico for $8,000. The gathering system, which is included in our midstream segment, is approximately 27 miles long and is our first gathering system in New Mexico.

During the six months ended February 28, 2007, HOLP and Titan collectively acquired substantially all of the assets of three propane businesses. The aggregate purchase price for these acquisitions totaled $10,608 which included $10,266 of cash paid, net of cash acquired, and liabilities assumed of $342. The cash paid for acquisitions was financed primarily with advances from ETP’s and HOLP’s Senior Revolving Credit Facilities.

Except for the acquisition of the 50% member interests in CCEH, these acquisitions were accounted for under the purchase method of accounting in accordance with SFAS No. 141 and the purchase prices were allocated based on the estimated fair values of the assets acquired and liabilities assumed at the date of the acquisition. The acquisition of the 50% member interest in CCEH was accounted for under the equity method of accounting in accordance with APB Opinion No. 18, through November 30, 2006. The acquisition of 100% of Transwestern has been accounted for under the purchase method of accounting since the acquisition on December 1, 2006.

The following table presents the allocation of the acquisition cost to the assets acquired and liabilities assumed based on their fair values for these acquisitions described above occurring during the period ended February 28, 2007, net of cash acquired:

	Midstream and Intrastate Transportation and Storage Acquisitions (Aggregated)	Transwestern Acquisition	Propane Acquisitions (Aggregated)
Accounts receivable	$—	$20,101	$108
Inventory	—	—	43
Prepaid and other current assets	—	12,602	25
Property, plant, and equipment	47,656	1,254,968	9,222
Intangibles and other assets	23,015	133,880	475
Goodwill	—	115,224	735

Total assets acquired	70,671	1,536,775	10,608

Accounts payable	—	(7,432)	—
Customer advances and deposits	—	—	(26)
Accrued and other current liabilities	—	(32,762)	—
Short-term debt (paid in December 2006)	—	(13,000)	—
Long-term debt	—	(519,377)	(316)
Other long-term obligations	—	(10,097)	—

Total liabilities assumed	—	(582,668)	(342)

Net assets acquired	$70,671	$954,107	$10,266

The purchase price for the acquisitions has been initially allocated based on the estimated fair value of the assets acquired and liabilities assumed. The Transwestern allocation was based on the preliminary results of independent appraisals. The purchase price allocations have not been completed and are subject to change. We expect to complete the allocations by the first quarter of fiscal year 2008.

Regulatory assets, included in intangible and other long-term assets on the unaudited condensed consolidated balance sheet, established in the Transwestern purchase price allocation consist of the following:

Accumulated reserve adjustment	$41,985
AFUDC gross-up	9,570
Environmental reserves	6,623
South Georgia deferred tax receivable	2,581
Other	891

Total regulatory assets acquired	$61,650

At February 28, 2007, all of Transwestern’s regulatory assets are considered probable of recovery in rates.

We recorded the following intangible assets and goodwill in conjunction with the acquisitions described above:

	Midstream and Intrastate Transportation and Storage Acquisitions (Aggregated)	Transwestern Acquisition	Propane Acquisitions (Aggregated)
Contract rights (6 to 15 years)	$23,015	$47,582	$—
Financing costs (7 to 9 years)	—	13,410	—
Other	—	—	475

Total amortizable intangible assets	23,015	60,992	475
Goodwill	—	115,224	735

Total intangible assets and goodwill acquired	$23,015	$176,216	$1,210

Goodwill was warranted because these acquisitions enhance our current operations, and certain acquisitions are expected to reduce costs through synergies with existing operations. We expect all of the goodwill acquired to be tax deductible. We do not believe that the acquired intangible assets have any significant residual value at the end of their useful life.

On December 13, 2006, we entered into an agreement with Kinder Morgan Energy Partners, L.P. for a 50/50 joint development of the Midcontinent Express Pipeline (“MEP”). The approximately 500-mile pipeline, which will originate near Bennington, Oklahoma, be routed through Perryville, Louisiana, and terminate at an interconnect with Transco in Butler, Alabama, will have an initial capacity of 1.4 Bcf per day. Pending necessary regulatory approvals, the approximately $1,250,000 pipeline project is expected to be in service by February 2009. MEP has prearranged binding commitments from multiple shippers for 800,000 dekatherms per day which includes a binding commitment from Chesapeake Energy Marketing, Inc., an affiliate of Chesapeake Energy Corporation, for 500,000 dekatherms per day. MEP has executed a firm capacity lease agreement for up to 500,000 dekatherms per day of capacity on the Oklahoma intrastate pipeline system of Enogex, a subsidiary of OGE Energy, to provide transportation capacity from various locations in Oklahoma into and through MEP. The new pipeline will also interconnect with Natural Gas Pipeline Company of America, a wholly-owned subsidiary of Kinder Morgan, Inc., and with our previously announced 36-inch pipeline extending from the Barnett Shale and interconnecting with our Texoma pipeline near Paris, Texas. The MEP joint venture will be accounted for using the equity method of accounting prescribed by APB Opinion No. 18.

4.	INCOME TAXES:

ETP GP is a limited partnership. As a result, our earnings or losses, to the extent not included in a taxable subsidiary, for federal and state income tax purposes are included in the tax returns of the individual partners. Net earnings for financial statement purposes may differ significantly from taxable income reportable to Unitholders as a result of differences between the tax basis and financial reporting basis of assets and liabilities, in addition to the allocation requirements related to taxable income under the Partnership Agreement.

We are generally not subject to income tax. We are, however, subject to a statutory requirement that our non-qualifying income (including income such as derivative gains from trading activities, service income, tank rentals and others) cannot exceed 10% of our total gross income, determined on a calendar year basis under the applicable income tax provisions. If the amount of our non-qualifying income exceeds this statutory limit, we would be taxed as a corporation. Accordingly, certain activities that generate non-qualified income are conducted through taxable corporate subsidiaries (“C corporations”). These C corporations are subject to federal and state income tax and pay the income taxes related to the results of their operations. For the six months ended February 28, 2007 our non-qualifying income did not, or was not expected to, exceed the statutory limit.

Those subsidiaries which are taxable corporations follow the asset and liability method of accounting for income taxes in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes

(“SFAS 109”). Under SFAS 109, deferred income taxes are recorded based upon differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the underlying assets are received and liabilities settled.

On May 18, 2006, the State of Texas enacted House Bill 3 which replaced the existing state franchise tax with a “margin tax”. In general, legal entities that conduct business in Texas are subject to the Texas margin tax, including previously non-taxable entities such as limited partnerships and limited liability partnerships. The tax is assessed on Texas sourced taxable margin which is defined as the lesser of (i) 70% of total revenue or (ii) total revenue less (a) cost of goods sold or (b) compensation and benefits. Although the bill states that the margin tax is not an income tax, it has the characteristics of an income tax since it is determined by applying a tax rate to a base that considers both revenues and expenses.

5.	DEBT OBLIGATIONS:

Long-term debt we assumed in connection with the Transwestern acquisition on December 1, 2006 was as follows:

5.39% Notes due November 17, 2014	$270,000
5.54% Notes due November 17, 2016	250,000

Total long-term debt outstanding	520,000

Unamortized debt discount	(628)

Total long-term debt assumed	$519,372

No principal payments are required under any of the debt agreements prior to their respective maturity dates. However, in connection with our acquisition of Transwestern, due to a change in control provision in Transwestern’s debt agreements, Transwestern was required to pre-pay approximately $307,000 of long-term debt, of which $292,000 was paid in February 2007 and $15,000 was paid in March 2007. These payments were financed with borrowings under ETP’s Revolving Credit Facility.

Transwestern’s credit agreements contain certain restrictions that, among other things, limit the incurrence of additional debt, the sale of assets and the payment of dividends and require certain debt to capitalization ratios.

On October 23, 2006, ETP issued a total of $800,000 aggregate principal amount of Senior Notes comprised of $400,000 of 6.125% Senior Notes due 2017 (the “2017 Notes”) and $400,000 of 6.625% Senior Notes due 2036 (the “2036 Notes” and together with the 2017 Notes, the “Notes”). The Partnership used the proceeds of approximately $791,000 (net of bond discounts of $2,612 and financing costs of $6,050) from the issuance of the Notes to repay borrowings and accrued interest outstanding under the ETP Revolving Credit Facility, to pay expenses associated with the offering and for general partnership purposes. Interest on the notes is due semiannually. The Partnership may redeem some or all of the Notes at any time, or from time to time, pursuant to the terms of the Indenture. All of the Partnership’s obligations under the Notes are fully and unconditionally guaranteed by ETC OLP and Titan and substantially all of their present and future wholly-owned subsidiaries. These notes have been registered under the Securities Act pursuant to our S-3 Registration Statement which provides for the sale of a combination of units and debt totaling $1,500,000.

We have a $1,500,000 Amended and Restated Revolving Credit Facility (the “ETP Revolving Credit Facility”) available through June 29, 2011. Amounts borrowed under the ETP Revolving Credit Facility bear interest at a rate based on either a Eurodollar rate or a prime rate. There is also a Swingline loan option with a maximum borrowing of $75,000 at a daily rate based on LIBOR. The commitment fee payable on the unused portion of the facility varies based on our credit rating with a maximum fee of 0.175%. As of February 28, 2007, there was a balance of $783,755 in revolving credit loans (including $63,455 in Swingline loans) and $57,306 in letters of credit. The weighted average interest rate on the total amount outstanding at February 28, 2007, was 5.979%. The total amount available under the ETP Revolving Credit Facility as of February 28, 2007, which is reduced by any amounts outstanding under the Swingline loan and letters of credit, was $658,939. The ETP Revolving Credit Facility is fully and unconditionally guaranteed by ETC OLP and Titan and all of their direct and indirect wholly-owned subsidiaries. The ETP Revolving Credit Facility is unsecured and has equal rights to holders of our other current and future unsecured debt.

A $75,000 Senior Revolving Facility (the “HOLP Facility”) is available to HOLP through June 30, 2011. The HOLP Facility has a swingline loan option with a maximum borrowing of $10,000 at a prime rate. Amounts borrowed under the HOLP Facility bear interest at a rate based on either a Eurodollar rate or a prime rate. The commitment fee payable on the unused portion of the facility varies based on the Leverage Ratio, as defined in the HOLP Facility credit agreement, with a maximum fee of 0.50%. The agreement includes provisions that may require contingent prepayments in the event of dispositions, loss of assets, merger or change of control. All receivables, contracts, equipment, inventory, general intangibles, cash concentration accounts of HOLP, and the capital stock of HOLP’s subsidiaries secure the HOLP Facility. As of February 28, 2007, there was no balance outstanding on the revolving credit loans. A Letter of Credit issuance is available to HOLP for up to 30 days prior to the maturity date of the HOLP Facility. There were outstanding Letters of Credit of $1,002 at February 28, 2007. The sum of the loans made under the HOLP Facility plus the Letter of Credit Exposure and the aggregate amount of all swingline loans cannot exceed the $75,000 maximum amount of the HOLP Facility. The amount available at February 28, 2007 was $73,998.

We were in compliance with all of the covenants of our consolidated debt agreements at February 28, 2007 and August 31, 2006.

6.	PARTNERS’ CAPITAL:

The “Second Amended and Restated Agreement of Limited Partnership” re-characterized our limited partner interest into Class A Limited Partner interests and Class B Limited Partner interests, all of which are owned 100% by ETE. The Class B Limited Partnership interests constitute a profits interest in ETP GP and will only receive allocations of income, gain, loss deduction and credit and their pro rata share of cash distributions from ETP GP attributable to the ownership of ETP’s Incentive Distribution Rights. Under the Second Amended and Restated Agreement of Limited Partnership, after giving effect to the special allocation of net income to our Class B Limited Partners for their profits interest, net income is allocated among the Partners as follows:

•

First, 100% to our General Partner, until the aggregate net income allocated to our General Partner for the current year and all previous years is equal to the aggregate net losses allocated to our General Partner for all previous years;

•

Second, 99.99% to our Class A Limited Partners, in proportion to their relative allocation of net losses, and .01% to our General Partner until the aggregate net income allocated to our Class A Limited Partners and our General Partner for the current and all previous years is equal to the aggregate net losses allocated to our Class A Limited Partners and our General Partner for all previous years; and

•	Third, 99.99% to our Class A Limited Partners, pro rata, and .01% to our General Partner.

Quarterly Distributions of Available Cash

Our distribution policy is consistent with the terms of our Second Amended and Restated Agreement of Limited Partnership, which requires that we distribute all of our available cash quarterly. Our only cash-generating assets consist of partnership interests, including Incentive Distribution Rights, from which we receive quarterly distributions from ETP. We have no independent operations outside of our interests in ETP. Under our Second Amended and Restated Agreement of Limited Partnership, our distributions are characterized as the GP Distribution Amount and the IDR Distribution Amount. The GP Distribution Amount is all distributions we receive from ETP with respect to our 2% General Partner Interest and the IDR Distribution Amount is all distributions received from ETP with respect to the Incentive Distribution Right. Within 45 days following the end of each quarter, we will distribute all of our GP Available Cash and IDR Available Cash, as defined in the Second Amended and Restated Agreement of Limited Partnership. GP Available Cash shall be distributed 99.99% to the Class A Limited Partners, pro rata and .01% to the General Partner. IDR Available Cash shall be distributed 99.99% to the Class B Limited Partners, pro rata and .01% to the General Partner.

ETP’s Partnership Agreement requires that all Available Cash be distributed to its Unitholders and its General Partner within 45 days following the end of each fiscal quarter, subject to the payment of incentive distributions to the holders of Incentive Distribution Rights to the extent that certain target levels of cash distributions are achieved. The term Available Cash generally means, with respect to any fiscal quarter of ETP, all cash on hand at the end of such quarter, plus working capital borrowings after the end of the quarter, less reserves established by the General Partner in its sole discretion to provide for the proper conduct of our business, to comply with applicable laws or any debt instrument or other agreement, or to provide funds for future distributions to partners with respect to any one or more of the next four quarters. Available Cash is more fully defined in the Partnership Agreement of ETP.

7.	ETP’S UNIT-BASED COMPENSATION PLANS:

ETP has the following unit-based compensation plans as of February 28, 2007.

2004 Unit Plan

ETP values unit awards based on the per unit grant-date market value reduced, where appropriate, by the present value of the distributions expected to be paid on the units during the requisite service period. The present value is computed based on the risk-free interest rate, the expected life of the unit grants and the expected unit distributions. The expected life of each grant is assumed to be the minimum vesting period under certain performance criteria of each grant.

Employee Grants. The Compensation Committee, in its discretion, may from time to time grant awards to any employee, upon such terms and conditions as it may determine appropriate and in accordance with specific general guidelines as defined by the Plan. All outstanding awards shall fully vest into units upon any Change in Control as defined by the Plan, or upon such terms as the Compensation Committee may require at the time the award is granted.

Employee grants awarded under the 2004 unit plan will vest over a three-year period based upon the achievement of certain performance criteria. The expected life of each grant is assumed to be the minimum vesting period under certain performance criteria of each grant. Vesting occurs based upon the total return to ETP’s Unitholders as compared to a group of publicly traded partnership peer companies. One third of the awards will vest and convert to ETP Common Units annually based on achievement of the performance criteria. The issuance of ETP Common Units pursuant to the 2004 Unit Plan is intended to serve as a means of incentive compensation, therefore, no consideration will be payable by the plan participants upon vesting and issuance of the ETP Common Units.

The following table shows the activity of the employee grants during the six months ended February 28, 2007:

	Number of Units	Weighted Average Fair Value Per Unit
Unvested awards as of August 31, 2006	357,750	$24.96

Awards granted	399,500	43.36
Awards vested	(154,239)	23.78
Awards forfeited	(61,472)	33.38

Unvested awards as of February 28, 2007	541,539	$38.02

Director Grants. Each director who is not also (i) a shareholder or a direct or indirect employee of any parent, or (ii) a direct or indirect employee of ETP LLC, the Partnership, or a subsidiary (“Director Participant”), who is elected or appointed to the Board for the first time shall automatically receive, on the date of his or her election or appointment, an award of up to 2,000 ETP Common Units (the “Initial Director’s Grant”). Each September 1 that this Plan is in effect, each Director Participant who is in office on such September 1, shall automatically receive an award of ETP Common Units equal to $25 divided by the fair market value of ETP Common Units on such date

(“Annual Director’s Grant”). Each grant of an award to a Director Participant will vest at the rate of one third per year, beginning on the first anniversary date of the Award; provided however, notwithstanding the foregoing, (i) all awards to a Director Participant shall become fully vested upon a Change in Control, as defined by the Plan, unless voluntarily waived by such Director Participant, and (ii) all awards which have not yet vested on the date a Director Participant ceases to be a director shall vest on such terms as may be determined by the Compensation Committee.

The following table shows the activity of the Director Grants during the six months ended February 28, 2007:

	Number of Units	Weighted Average Fair Value Per Unit
Unvested awards as of August 31, 2006	15,951	$22.54

Awards vested	(7,025)	22.45
Awards granted	3,240	41.47

Unvested awards as of February 28, 2007	12,166	$27.63

Long-Term Incentive Grants. The Compensation Committee may, from time to time, grant awards under the Plan to any executive officer or any employee it may designate as a participant in accordance with general guidelines under the Plan. As of February 28, 2007, there have been no Long-Term Incentive Grants made under the Plan.

Related Party Awards

Through February 28, 2007, a partnership controlled by a Director of our General Partner awarded to a new officer of ETP certain rights related to units of ETE previously issued by ETE to such Director. These rights include the economic benefits of ownership of these units based on a 5-year vesting schedule whereby the employee will vest in the units at a rate of 20% per year. None of the costs related to such awards are paid by ETP or ETE. Based on GAAP covering related party transactions and unit-based compensation arrangements, we are recognizing non-cash compensation expense over the vesting period based on the grant date per unit market value of the ETE units awarded the employees assuming no forfeitures. Awards granted for the six months ended February 28, 2007 result in a total non-cash compensation expense of approximately $8,800 to be recognized over the related vesting period. For the three and six month periods ended February 28, 2007, we recognized non-cash compensation expense of $354 as a result of these awards. As these units were outstanding prior to these awards, the awards do not represent an increase in the number of outstanding units of either ETP or ETE and are not dilutive to cash distributions per unit with respect to either ETP or ETE. We expect to recognize non-cash compensation expense as follows in future periods related to these awards:

Remainder of fiscal 2007	$2,124
Fiscal 2008	2,969
Fiscal 2009	1,717
Fiscal 2010	1,009
Fiscal 2011	508
Fiscal 2012	119

8.	REGULATORY MATTERS, COMMITMENTS, CONTINGENCIES AND ENVIRONMENTAL LIABILITIES:

Regulatory Matters

On September 29, 2006, Transwestern filed revised tariff sheets under section 4(e) of the Natural Gas Act (NGA) proposing a general rate increase to be effective on November 1, 2006. On October 31, 2006, in Docket No. RP06-614

the FERC issued its Order Accepting and Suspending Tariff Sheets Subject to Refund and Establishing a Hearing and Technical Conference (Commission’s October 31, 2006 Order). In this Order the Commission accepted and suspended the revised tariff sheets for the maximum five-month statutory period to be effective April 1, 2007, subject to refund, and subject to the outcome of a hearing established by this order. Transwestern and the active parties in this proceeding engaged in settlement negotiations to resolve all issues set for hearing by the Commission’s October 31, 2006 Order. On March 9, 2007, Transwestern filed with the FERC its Stipulation and Agreement of Settlement (Stipulation and Agreement) which, if approved by the commission, will settle these matters. The Stipulation provides for (i) revised base tariff rates, (ii) the amortization of certain costs, including the Enron Cash Balance Plan, regulatory commission expense, post retirement benefits, the accumulated reserve adjustment regulatory asset, deferred income taxes, and certain non-PCB environmental costs, and (iii) a depreciation rate of 1.20 percent for all transmission plant facilities.

On August 1, 2002, the FERC issued an Order to Respond (August 1 Order) to Transwestern. The order required Transwestern, within 30 days of the date of the order, to provide written responses stating why the FERC should not find that: (i) Transwestern violated FERC’s accounting regulations by failing to maintain written cash management agreements with Enron; and (ii) the secured loan transactions entered into by Transwestern in November 2001 were imprudently incurred and why the costs arising from such transactions should be passed on to ratepayers. On September 2, 2002, Transwestern filed a response to the August 1 Order and subsequently entered into a procedural settlement with the FERC staff that resolved, as to Transwestern, the issues raised by the August 1 Order. The FERC approved this settlement on October 31, 2002; however, a group of Transwestern’s customers filed a request for clarification and/or rehearing of the FERC order approving the settlement. This customer group claimed that there is an inconsistency between the language of the settlement agreement and the language of the FERC order approving the settlement. This alleged inconsistency relates to Transwestern’s ability to pass through to its ratepayers the costs of any replacement or refinancing of the secured loan transactions entered into by Transwestern in November 2001. Transwestern filed a response to the customer group’s request for rehearing and/or clarification and this matter is currently awaiting FERC action. If approved, the March 9, 2007 Stipulation in Docket No. RP06-614 (discussed above) would provide for the termination of this proceeding.

The Phoenix Expansion project, as filed with FERC on September 15, 2006, includes the construction and operation of approximately 260 miles of 36-inch or larger diameter pipeline extending from Transwestern’s existing mainline in Yavapai County, Arizona to delivery points in the Phoenix, Arizona area and certain looping on Transwestern’s existing San Juan Lateral with approximately 25 miles of 36-inch diameter pipeline. Total project costs are estimated to be approximately $710,000 with a projected in-service date in the third or fourth calendar quarter of 2008, subject to FERC approval. Transwestern has incurred expenditures of $31,487 through February 28, 2007 for the Phoenix Expansion project.

Commitments

As a result of the Transwestern acquisition we have additional non-cancelable operating leases for property and equipment which require annual rental payments of approximately $3,400 through year 2009 and $300 through year 2020. Transwestern is currently negotiating an extension of the operating lease expiring in 2009.

In the normal course of our business, we purchase, process and sell natural gas pursuant to long-term contracts and enter into long-term transportation and storage agreements. Such contracts contain terms that are customary in the industry. We believe that such terms are commercially reasonable and will not have a material adverse effect on our financial position.

On October 3, 2006, we entered into a long-term agreement with CenterPoint Energy Resources Corp (“CenterPoint”) to provide the natural gas utility with firm transportation and storage services on our HPL System located along the Texas gulf coast region. Under the terms of this agreement, CenterPoint has contracted for 129 Bcf per year of firm transportation capacity combined with 10 Bcf of working gas storage capacity in our Bammel Storage facility. Under the new agreement with CenterPoint, we will no longer need to utilize predominately all of the Bammel Storage facility’s working gas capacity for supplying CenterPoint’s winter needs. This may reduce our working capital requirements that were necessary to finance the working gas while in storage and may provide us an opportunity to offer storage to third parties. This agreement went into effect on April 1, 2007.

We assumed in our HPL acquisition a contract with a service provider which obligated us to obtain certain compression, measurement and other services through 2007 with monthly payments of approximately $1,700. We terminated the measurement portion of this contract in October 2006 for a payment of approximately $7,000. The remaining compression services total approximately $800 per month through October 2007.

Litigation and Contingencies

The Operating Partnerships may, from time to time, be involved in litigation and claims arising out of their respective operations in the normal course of business. Natural gas and propane are flammable, combustible gases. Serious personal injury and significant property damage can arise in connection with their transportation, storage or use. In the ordinary course of business, we are sometimes threatened with or named as a defendant in various lawsuits seeking actual and punitive damages for product liability, personal injury and property damage. We maintain liability insurance with insurers in amounts and with coverages and deductibles management believes are reasonable and prudent, and which are generally accepted in the industry. However, there can be no assurance that the levels of insurance protection currently in effect will continue to be available at reasonable prices or that such levels will remain adequate to protect us and our Operating Partnerships from material expenses related to product liability, personal injury or property damage in the future.

In re Natural Gas Royalties Qui Tam Litigation. MDL Docket No. 1293 (D. WY), Jack Grynberg, an individual, has filed actions against a number of companies, including Transwestern, now transferred to the U.S. District Court for the District of Wyoming, for damages for mis-measurement of gas volumes and Btu content, resulting in lower royalties to mineral interest owners. On October 20, 2006, the District Judge adopted in part the earlier recommendation of the Special Master in the case and ordered the dismissal of the case against Transwestern. Transwestern believes that its measurement practices conformed to the terms of its FERC Gas Tariffs, which were filed with and approved by the Commission. As a result, Transwestern believes that is has meritorious defenses to these lawsuits (including FERC-related affirmative defenses, such as the filed rate/tariff doctrine, the primary/exclusive jurisdiction of FERC, and the defense that Transwestern complied with the terms of its tariffs) and will continue to vigorously defend against them, including any appeal which may be taken from the dismissal of the Grynberg case. Transwestern does not believe the outcome of this case will have a material adverse effect on its financial position, results of operations or cash flows. A hearing is scheduled for April 24, 2007 regarding Transwestern’s Supplemental Brief for Attorneys’ fees which was filed on January 8, 2007.

Transwestern is managing one threatened trespass action related to right of way (ROW) on Tribal or allottee land. The threatened action concerns 5,100 feet of ROW on private allotments within the Laguna Pueblo that expired on December 28, 2002. Transwestern received a letter dated March 19, 2003 from the United States Department of the Interior, Bureau of Indian Affairs (BIA) on behalf of the two allottees asserting trespass. Transwestern’s legal exposure related to this matter is not currently determinable. Negotiations are ongoing on this matter.

Another action involves an agreement with the BIA covering 44 miles of ROW on a total of 68 Navajo allotments. This ROW agreement expired on January 1, 2004. One allottee sent a letter dated January 16, 2004 to the BIA claiming Transwestern trespassed and that allotee’s claim of trespass has been settled and his consent has been acquired. Transwestern resolved this matter by filing a renewal application with the BIA during October 2002. However, discussions are ongoing with the BIA to approve the renewal application.

Effective December 16, 2004, Citicorp North America, Inc. (Citicorp) claimed, in its capacity as the Paying Agent and Co-Administrative Agent, that any recovery in the litigation captioned Enron Corp. et al. v. Citigroup, Inc. et al. (the Litigation), together with legal fees and expenses incurred by Citicorp in defending the Litigation, would be indemnity obligations (the Obligations) of Transwestern under its Credit Agreement dated November 13, 2001. Under the terms of the Purchase Agreement, CCE Holdings, LLC and certain of its subsidiaries are indemnified against the Obligations by Enron and certain of its subsidiaries. In January of 2005, Enron gave notice that it would assume the defense of and indemnify CCE Holdings, LLC, against any action by Citigroup to collect from Transwestern. Discovery is ongoing in the adversary proceeding and Transwestern has not been joined in the litigation. Accordingly, Transwestern does not believe that it has any material liability from Citicorp’s claims.

At the time of the HPL acquisition, AEP Energy Services Gas Holding Company II, L.L.C., HPL Consolidation LP and its subsidiaries (the “HPL Entities”), their parent companies and American Electric Power Corporation (“AEP”), were engaged in ongoing litigation with Bank of America (“B of A”) that related to AEP’s acquisition of HPL in the Enron bankruptcy and B of A’s financing of cushion gas stored in the Bammel Storage facility (“Cushion Gas”). This litigation is referred to as the “Cushion Gas Litigation”. Under the terms of the Purchase and Sale Agreement and the related Cushion Gas Litigation Agreement, AEP and its subsidiaries that were the sellers of the HPL Entities retained control of the Cushion Gas Litigation and have agreed to indemnify ETC OLP and the HPL Entities for any damages arising from the Cushion Gas Litigation and the loss of use of the Cushion Gas, up to a maximum of the amount paid by ETC OLP for the HPL Entities and the working gas inventory. The Cushion Gas Litigation Agreement terminates upon final resolution of the Cushion Gas Litigation. In addition, under the terms of the Purchase and Sale Agreement, AEP retained control of additional matters relating to ongoing litigation and environmental remediation and agreed to bear the costs of or indemnify ETC OLP and the HPL Entities for the costs related to such matters.

Following the natural gas market disruptions and related natural gas price volatility occurring in the Houston Ship Channel market around the times of the hurricanes in the fall of 2005, federal regulatory agencies commenced inquiries into certain activities during this period. Subsequently, the FERC and the Commodity Futures Trading Commission initiated investigations into whether ETP engaged in manipulative or improper trading activities in the Houston Ship Channel market around the times of the hurricanes in the Fall of 2005 as well as into certain of ETP’s transportation activities. In connection with these investigations, we have responded to discovery subpoenas, and have otherwise provided information to, these agencies concerning our physical sales of natural gas and financial derivatives transactions, along with certain natural gas transportation activities, during the fall of 2005 and other periods. It is our position that our trading and transportation activities during these periods complied in all material respects with applicable rules and regulations. We anticipate that we will engage in discussions with these agencies related to their views of possible violations of applicable laws and regulations, and potential penalties related thereto, and that these discussions will involve settlement negotiations to resolve these matters. Management believes that these agencies will require a payment in order to conclude these investigations in a negotiated settlement basis. Our existing accruals for litigation and contingencies include an accrual related to these matters. At this time, we are unable to predict the final outcome of these matters.

In addition to those matters described above, we or our subsidiaries are a party to various legal proceedings and/or regulatory proceedings incidental to our businesses. For each of these matters, we evaluate the merits of the case, our exposure to the matter, possible legal or settlement strategies, the likelihood of an unfavorable outcome and the availability of insurance coverage. If we determine that an unfavorable outcome of a particular matter is probable, can be estimated and is not covered by insurance, we make an accrual for the matter. For matters that are covered by insurance, we accrue the related deductible. As new information becomes available, our estimates may change. The impact of these changes may have a significant effect on our results of operations in a single period.

The outcome of these matters cannot be predicted with certainty, and it is possible that the outcome of a particular matter will result in the payment of an amount in excess of the amount accrued for the matter. As our accrual amounts are non-cash, any cash payment of an amount in resolution of a particular matter would likely be made from cash from operations or borrowings.

As of February 28, 2007 an accrual of $30,275 was recorded as accrued and other current liabilities on our unaudited condensed consolidated balance sheet for our contingencies and current litigation matters, excluding accruals related to environmental matters.

Environmental

Our operations are subject to extensive federal, state and local environmental laws and regulations that require expenditures for remediation at operating facilities and waste disposal sites. Although we believe our operations are in substantial compliance with applicable environmental laws and regulations, risks of additional costs and liabilities are inherent in the natural gas pipeline and processing business, and there can be no assurance that significant costs and liabilities will not be incurred. Moreover, it is possible that other developments, such as increasingly stringent environmental laws, regulations and enforcement policies thereunder, and claims for damages to property or persons resulting from the operations, could result in substantial costs and liabilities. Accordingly, we have adopted policies, practices, and procedures in the areas of pollution control, product safety, occupational health, and the handling, storage, use, and disposal of hazardous materials to prevent material environmental or other damage, and to limit the financial liability, which could result from such events. However, some risk of environmental or other damage is inherent in the natural gas pipeline and processing business, as it is with other entities engaged in similar businesses.

Transwestern conducts soil and groundwater remediation at a number of its facilities. Some of the clean up activities include remediation of several compressor sites on the Transwestern system for presence of polychlorinated biphenyls (PCBs) which are not eligible for recovery in rates. The total accrued future estimated cost of remediation activities expected to continue for several years is $13,100. Transwestern has requested recovery of the portion of soil and groundwater remediation not related to PCBs in the current rate case anticipated to become effective April 2007.

Transwestern continues to incur certain costs related to PCBs that migrated into customers’ facilities. Because of the continued detection of PCBs in the customers’ facilities downstream of Transwestern’s Topock and Needles stations, Transwestern, as part of ongoing arrangements with customers, continues to incur costs associated with containing and removing the PCBs. Future costs cannot be reasonably estimated because remediation activities are undertaken as claims are made by customers and former customers, and accordingly, no accrual has been established for these costs at February 28, 2007. However, such future costs are not expected to have a material impact on our financial position.

Environmental regulations were recently modified for United States Environmental Protection Agency’s Spill Prevention, Control and Countermeasures (SPCC) program. We are currently reviewing the impact to our operations and expect to expend resources on tank integrity testing and any associated corrective actions as well as potential upgrades to containment structures. Costs associated with tank integrity testing and resulting corrective actions cannot be reasonably estimated at this time, but we believe such costs will not have a material adverse effect on our financial position.

In July 2001, HOLP acquired a company that had previously received a request for information from the U.S. Environmental Protection Agency (the “EPA”) regarding potential contribution to a widespread groundwater contamination problem in San Bernardino, California, known as the Newmark Groundwater Contamination. Although the EPA has indicated that the groundwater contamination may be attributable to releases of solvents from a former military base located within the subject area that occurred long before the facility acquired by HOLP was constructed, it is possible that the EPA may seek to recover all or a portion of groundwater remediation costs from private parties under the Comprehensive Environmental Response, Compensation, and Liability Act (commonly called Superfund). We have not received any follow-up correspondence from the EPA on the matter since our acquisition of the predecessor company in 2001. Based upon information currently available to HOLP, it is believed that HOLP’s liability if such action were to be taken by the EPA would not have a material adverse effect on our financial condition or results of operations.

In conjunction with the October 1, 2002 acquisition of the Texas and Oklahoma natural gas gathering and gas processing assets from Aquila Gas Pipeline, Aquila, Inc. agreed to indemnify ETC OLP for any environmental liabilities that arose from the operation of the assets for the period prior to October 1, 2002. Aquila also agreed to indemnify ETC OLP for 50% of any environmental liabilities that arose from the operations of Oasis Pipe Line Company prior to October 1, 2002.

We also assumed certain environmental remediation matters related to eleven sites in connection with our acquisition of HPL.

Petroleum-based contamination or environmental wastes are known to be located on or adjacent to six sites on which HOLP presently has, or formerly had, retail propane operations. These sites were evaluated at the time of their acquisition. In all cases, remediation operations have been or will be undertaken by others, and in all six cases, HOLP obtained indemnification rights for expenses associated with any remediation from the former owners or related entities. We have not been named as a potentially responsible party at any of these sites, nor have our operations contributed to the environmental issues at these sites. Accordingly, no amounts have been recorded in our February 28, 2007 unaudited condensed consolidated balance sheet. Based on information currently available to us, such projects are not expected to have a material adverse effect on our financial condition or results of operations.

Environmental exposures and liabilities are difficult to assess and estimate due to unknown factors such as the magnitude of possible contamination, the timing and extent of remediation, the determination of our liability in proportion to other parties, improvements in cleanup technologies and the extent to which environmental laws and regulations may change in the future. Although environmental costs may have a significant impact on the results of operations for any single period, we believe that such costs will not have a material adverse effect on our financial position.

As of February 28, 2007, an accrual on an undiscounted basis of $17,552 was recorded in our unaudited condensed consolidated balance sheet as accrued and other current liabilities and other non-current liabilities to cover material environmental liabilities related to certain matters assumed in connection with the HPL acquisition and the potential environmental liabilities for three sites that were formerly owned by Titan or its predecessors. A receivable of $388 was recorded in our unaudited condensed consolidated balance sheet as of February 28, 2007 to account for a predecessor’s share of certain environmental liabilities of ETC OLP.

Based on information available at this time, and reviews undertaken to identify potential exposure, we believe the amount reserved for all of the above environmental matters is adequate to cover the potential exposure for clean-up costs.

In December 2003, the U.S. Department of Transportation issued a final rule requiring pipeline operators to develop integrity management programs to comprehensively evaluate their pipelines, and take measures to protect pipeline segments located in what the rule refers to as “high consequence areas.” The final rule resulted from the enactment of the Pipeline Safety Improvement Act of 2002. The final rule was effective as of January 14, 2004. Based on the results of our current pipeline integrity testing programs, we estimate that compliance with this final rule for our existing transportation assets will result in capital costs of $7,006 during the period between the remainder of calendar year 2007 to 2008, as well as operating and maintenance costs of $8,574 during that period. Integrity testing and assessment of all of these assets will continue, and the potential exists that results of such testing and assessment could cause us to incur even greater capital and operating expenditures for repairs or upgrades deemed necessary to ensure the continued safe and reliable operation of our pipelines.

9.	PRICE RISK MANAGEMENT ASSETS AND LIABILITIES:

Accounting for Derivative Instruments and Hedging Activities

We apply Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”) as amended to account for our derivative financial instruments. This statement requires that all derivatives be recognized in the balance sheet as either an asset or liability measured at fair value. Special accounting for qualifying cash flow hedges allows a derivative’s gains and losses to offset related results on the hedged item in the statement of operations and requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting treatment.

We use a combination of financial instruments including, but not limited to, futures, price swaps, options and basis swaps to manage our exposure to market fluctuations in the prices of natural gas and NGLs. We enter into these financial instruments with brokers who are clearing members with NYMEX and directly with counterparties in the over-the-counter (“OTC”) market. We are subject to margin deposit requirements under the OTC agreements and NYMEX positions. NYMEX requires brokers to obtain an initial margin deposit based on an expected volume of the trade when the financial instrument is initiated. This amount is paid to the broker by both counterparties of the financial instrument to protect the broker from default by one of the counterparties when the financial instrument settles. We also have maintenance margin deposits with certain counterparties in the OTC market. The payments on margin deposits occur when the value of a derivative exceeds our pre-established credit limit with the counterparty. Margin deposits are returned to us on the settlement date. We had net deposits with derivative counterparties of $32,970 as of February 28, 2007 reflected as deposits paid to vendors on our unaudited condensed consolidated balance sheet.

Commodity Price Risk

We are exposed to market risks related to the volatility of natural gas, NGL and propane prices. To reduce the impact of this price volatility, we primarily use derivative commodity instruments (futures and swaps) to manage our exposure to fluctuations in commodity prices. We have established a formal risk management policy in which derivative financial instruments are employed in connection with an underlying asset, liability and/or anticipated transaction. At inception of a hedge, we formally document the relationship between the hedging instrument and the hedged item, the risk management objectives, and the methods used for assessing and testing effectiveness and how any ineffectiveness will be measured and recorded. We also assess, both at the inception of the hedge and on a quarterly basis, whether the derivatives that are used in our hedging transactions are highly effective in offsetting changes in cash flows. If we determine that a derivative is no longer highly effective as a hedge, we discontinue hedge accounting prospectively by including changes in the fair value of the derivative in current earnings. Furthermore, on a bi-weekly basis, management reviews the creditworthiness of the derivative counterparties to manage against the risk of default.

The market prices used to value our financial derivatives and related transactions have been determined using independent third party prices, readily available market information, broker quotes and appropriate valuation techniques.

Non-trading Activities

We utilize various exchange-traded and over-the-counter commodity financial instrument contracts to limit our exposure to margin fluctuations in natural gas, NGL and propane prices. These contracts consist primarily of futures and swaps and are recorded at fair value on the unaudited condensed consolidated balance sheet. If we designate a derivative financial instrument as a cash flow hedge and it qualifies for hedge accounting, a change in the fair value is deferred in Accumulated Other Comprehensive Income (“OCI”) until the underlying hedged transaction occurs, unless it is probable that the forecasted transaction will not occur by the end of the originally specified time period or within an additional two-month period of time thereafter. Any ineffective portion of a cash flow hedge’s change in fair value is recognized each period in earnings.

In the course of normal operations, we routinely enter into contracts such as forward physical contracts for the purchase and sale of natural gas, propane, and other NGLs, that under SFAS 133, qualify for and are designated as a normal purchase and sales contracts. Such contracts are exempted from the fair value accounting requirements of SFAS 133 and are accounted for using accrual accounting. In connection with the HPL acquisition, we acquired certain physical forward contracts that contain embedded options. These contracts have not been designated as normal purchase and sale contracts, and therefore, are marked to market in addition to the financial options that offset them. The Black-Scholes valuation model was used to estimate the value of these embedded options.

Trading Activities

Trading activities are monitored independently by our risk management function and must take place within predefined limits and authorizations. Certain strategies are considered trading for accounting purposes and are executed with the use of a combination of financial instruments including, but not limited to, basis contracts and gas daily contracts. The derivative contracts that are entered into for trading purposes, subject to limits, are recognized on the unaudited condensed consolidated balance sheet at fair value.

The following table details the outstanding commodity-related derivatives as of February 28, 2007:

	Commodity	Notional Volume MMBTU	Maturity	Fair Value
Mark to Market Derivatives
(Non-Trading)
Basis Swaps IFERC/NYMEX	Gas	23,023,316	2007-2009	$3,347
Swing Swaps IFERC	Gas	17,592,500	2007-2008	1,275
Fixed Swaps/Futures	Gas	(23,765,000)	2007	25,294
Forward Physical Contracts	Gas	(4,043,550)	2007-2008	(320)
Options	Gas	(602,000)	2007-2008	742
Forward/Swaps—in Gallons	Propane	4,452,000	2007	(524)

(Trading)
Basis Swaps IFERC/NYMEX	Gas	(3,880,000)	2007-2008	$5,514
Swing Swaps IFERC	Gas	68,200	2007	(6)
Forward Physical Contracts	Gas	—	2007	(1,141)

Cash Flow Hedging Derivatives
(Non-Trading)
Basis Swaps IFERC/NYMEX	Gas	2,282,500	2007	$(174)
Fixed Swaps/Futures	Gas	2,330,000	2007	189

Estimates related to our gas marketing activities are sensitive to uncertainty and volatility inherent in the energy commodities markets and actual results could differ from these estimates. We also attempt to maintain balanced positions in our non-trading activities to protect ourselves from the volatility in the energy commodities markets; however, net unbalanced positions can exist. Long-term physical contracts are tied to index prices. System gas, which is also tied to index prices, is expected to provide the gas required by our long-term physical contracts. When third-party gas is required to supply long-term contracts, a hedge is put in place to protect the margin on the contract. Financial contracts, which are not tied to physical delivery, will be offset with financial contracts to balance our positions. To the extent open commodity positions exist in our trading and non-trading activities, fluctuating commodity prices can impact our financial results and financial position, either favorably or unfavorably.

Interest Rate Risk

We are exposed to market risk for changes in interest rates related to our bank credit facilities. We manage a portion of our interest rate exposures by utilizing interest rate swaps and similar arrangements which allow us to effectively convert a portion of variable rate debt into fixed rate debt.

We entered into forward starting interest rate swaps with a notional value of $400,000 during the three months ended August 31, 2006. The fair value of the swaps was recorded as a liability of $14,955 on the consolidated balance sheet as of February 28, 2007. The swaps were accounted for as cash flow hedges under SFAS 133 and recorded as a component of OCI, to be reclassified to interest expense in the future as the related interest payments are made. These interest rate swaps were terminated subsequent to February 28, 2007 at a cost of approximately $13,400.

Credit Risk

We maintain credit policies with regard to our counterparties that we believe significantly minimize our overall credit risk. These policies include an evaluation of potential counterparties’ financial condition (including credit ratings), collateral requirements under certain circumstances and the use of standardized agreements which allow for netting of positive and negative exposure associated with a single counterparty.

Our counterparties consist primarily of financial institutions, major energy companies and local distribution companies. This concentration of counterparties may impact its overall exposure to credit risk, either positively or negatively in that the counterparties may be similarly affected by changes in economic, regulatory or other conditions. Based on our policies, exposures, credit and other reserves, management does not anticipate a material adverse effect on our financial position as a result of counterparty performance.

10.	RELATED PARTY TRANSACTIONS:

As of February 28, 2007 we had advances due from a propane joint venture of $7,804 which are included in intangible and other long-term assets on our unaudited condensed consolidated balance sheet.

Our natural gas midstream and intrastate transportation and storage operations secure compression services from third parties including Energy Transfer Technologies, Ltd., of which Energy Transfer Group, LLC is the General Partner. These entities are collectively referred to as the “ETG Entities”. Our Co-Chief Executive Officers have an indirect ownership in the ETG Entities. In addition, two of the General Partner’s directors serve on the Board of Directors of the ETG Entities. The terms of each arrangement to provide compression services are, in the opinion of independent directors of the General Partner, no less favorable than those available from other providers of compression services.

11.	SUPPLEMENTAL INFORMATION:

Following is the balance sheet of the Partnership which is included to provide additional information with respect to ETP GP’s financial position on a stand-alone basis as of February 28, 2007:

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$37
Accounts receivable from related company	21
Prepaid expenses and other	50

Total current assets	108
INVESTMENT IN ENERGY TRANSFER PARTNERS, L.P.	123,178
GOODWILL	29,588
OTHER LONG-TERM ASSETS	300

Total assets	$153,174

LIABILITIES AND PARTNERS’ CAPITAL

CURRENT LIABILITIES:
Accounts payable to related company	$21,319
Accrued liabilities	13
Current maturities of long-term debt	29

Total current liabilities	21,361

LONG-TERM DEBT, less current maturities	231

21,592

PARTNERS’ CAPITAL:
General partner	13
Limited partners:
Class A Limited Partner interests	68,003
Class B Limited Partner interests	63,256
Accumulated other comprehensive income	310

Total partners’ capital	131,582

Total liabilities and partners’ capital	$153,174

12.	SUBSEQUENT EVENTS:

In March 2007, ETP entered into interest rate swaps with an aggregate notional amount of $600,000 with various financial institutions in anticipation of a debt offering in the fourth fiscal quarter of 2007.

On March 26, 2007, ETP declared a per unit cash distribution of $0.7875, or $3.15 per Limited Partner Unit annually (a $0.0188 increase per Limited Partner Unit) for the quarter ended February 28, 2007, which will be paid on April 13, 2007 to Unitholders of record at the close of business on April 6, 2007.